EXHIBIT 99.2

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700 Anderson Hill Road, Purchase, New York 10577   www.pepsico.com

Tel. (914) 253-2556     Fax (914) 253-3803

INDRA K. NOOYI
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

April 19, 2009

Board of Directors
PepsiAmericas, Inc.
4000 RBC Plaza
60 South Sixth Street
Minneapolis, Minnesota 55402
Attention: Robert C. Pohlad, Chairman and Chief Executive Officer

Gentlemen and Ladies:

I am pleased to write on behalf of the Board of Directors of PepsiCo, Inc. to propose a business combination of PepsiCo and PepsiAmericas.

We propose to acquire all of the outstanding shares of PepsiAmericas common stock not already owned by us at a value of $23.27 per share.  Based on current market prices, our proposal represents a 17.1 percent premium over the closing price of the shares of PepsiAmericas on April 17, 2009 and a 33.4 percent premium over the 30 day average closing price of PepsiAmericas. At closing, each share of PepsiAmericas common stock would be converted into $11.64 in cash plus 0.223 shares of PepsiCo common stock, which has a value of $11.63 based on the closing price of PepsiCo common stock of $52.13 on April 17, 2009.

PepsiCo is considering a combination from a strong position financially with continuing solid business fundamentals. We have a strong portfolio, a global footprint, a leadership position in growing categories and an organization committed to excellence across a range of strategic, operational and financial metrics. Our offer includes stock consideration because we believe PepsiAmericas’ shareholders will benefit from PepsiCo’s long-term equity performance.

PepsiCo has a long history of delivery of industry-leading operating performance.  As you know, we have made the transformation of our North American beverage business a top priority.  We are excited about the transformation already underway,  building on our existing portfolio of distinguished brands through innovation in product, packaging and marketing – while improving our cost structure.  The good relationship with PepsiAmericas has been essential to this overall effort, and we appreciate both the constructive dialogue and the alignment we have reached on our executional plans.

We believe that a combination with PepsiAmericas would help PepsiCo continue this record of strong performance:

•	Build upon organizational agility to manage a portfolio of brands for growth against a backdrop of changing Liquid Refreshment Beverage dynamics;

•	Provide flexibility across go-to-market systems to optimize revenue, productivity and costs by channel and customer;

•	Facilitate rapid decision-making and speed-to-market; and

•
Create a winning operating culture across the entire system.  PepsiCo and PepsiAmericas both share a common heritage and value system, and we believe a combination will build upon our recent successes to accelerate the transformation of our beverages business.

For these reasons, the combined beverage business would enhance our “Power of One” vision and contribute to a simplified, streamlined and agile beverage system.  We at PepsiCo have a tremendous amount of respect for PepsiAmericas, its superb operating abilities, and its dedicated employees.  PepsiAmericas has built a very strong business over the last decade and is an important partner to PepsiCo.

We have also sent the Board of Directors of The Pepsi Bottling Group, Inc. an offer letter.  Our willingness to proceed with this proposal is conditioned on the negotiation of definitive documentation with respect to the proposal in that letter (and the ultimate consummation of that transaction), and our willingness to proceed with the proposal in that letter is similarly conditioned on the negotiation of definitive documentation with respect to this proposal (and the ultimate consummation of this transaction).

For the avoidance of doubt, while PepsiCo is interested in this proposed transaction, as a shareholder of PepsiAmericas, we would not sell or otherwise dispose of our PepsiAmericas shares in, or vote our PepsiAmericas shares in favor of, another transaction.

Our proposal is also subject to the negotiation of a definitive merger agreement and satisfaction of the conditions set forth therein, and our having the opportunity to conduct certain limited and confirmatory due diligence.  In addition, because a portion of the aggregate merger consideration would consist of PepsiCo common stock, we would provide PepsiAmericas the opportunity to conduct appropriate limited due diligence with respect to PepsiCo.  We are preparing a draft merger agreement that we will provide to you shortly.  Our familiarity with PepsiAmericas will enable us to finalize the merger agreement in an expedited manner.

We expect that PepsiAmericas will establish a special committee of directors independent from us (or rely upon the Affiliated Transaction Committee) to consider our proposal on behalf of its shareholders and to recommend to its Board of Directors whether to approve the proposal, with legal and financial advisors to assist in its review.  We would welcome the opportunity to present our proposal to the special committee as soon as possible.  Our proposal is conditioned upon the approval of a majority of the directors of PepsiAmericas that are independent from us.

Because we wish to be sure that our respective shareholders are fully informed about the proposal we are making, our intention is to publicly release the text of this letter before the market opens tomorrow morning.  We will also amend our Schedule 13D filing with respect to shares of PepsiAmericas.

For the avoidance of doubt, the offer in this letter is an expression of intent only, and shall not create any legally binding obligations.  No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to PepsiAmerica’s non-PepsiCo shareholders.  Should you have any questions, please contact us.

Very truly yours,

/s/ Indra K. Nooyi

Indra K. Nooyi